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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                         KINGS ROAD ENTERTAINMENT, INC.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   496162-10-8
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                                 (CUSIP Number)

                                                   With a copy to:
                                                   ---------------
        Executor of the Will of
          Stephen Friedman,                       Theodore E. Guth, Esq.
          William Immerman                    Guth Rothman & Christopher LLP
       1999 Avenue of the Stars                   10866 Wilshire Blvd.
              Suite 1250                              Suite 1250
        Los Angeles, CA 90067                    Los Angeles, CA 90024
          Tel: (310) 552-0808                     Tel: (310) 474-8809
          Fax: (310) 277-0653                     Fax: (310) 470-8354
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 5, 1998
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.     496162-10-8                                      PAGE 2 OF 9 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        EXECUTOR OF THE WILL OF STEPHEN FRIEDMAN
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
        Not Applicable                                                 (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
        Not Applicable
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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                      7   SOLE VOTING POWER: 3,182,871 shares

                            The information set forth in Item 6 of this Schedule
                            13D is hereby incorporated by reference herein.
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER: 3,182,871 shares
     REPORTING              The information set forth in Item 6 of this Schedule
       PERSON               13D is hereby incorporated by reference herein.
        WITH          ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:
                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        3,182,871 shares

        The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
        Not Applicable
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 56.3%
        The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*:
        00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT







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                                                           Page 3 of 9 Pages
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ITEM 1.                SECURITY AND ISSUER.

                       Common stock, $.01 par value per share ("Common Stock"), of Kings Road Entertainment, Inc. ("Kings Road").

                       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                               Kings Road Entertainment, Inc.
                               1901 Avenue of the Stars
                               Suite 1545
                               Los Angeles, CA  90067


ITEM 2.                IDENTITY AND BACKGROUND.

                       (a) Name: Executor (the "Executor") of the Will of Stephen Friedman.

                       (b)     Address of Principal Business Office:

                                      Executor of the Will of Stephen Friedman
                                      William Immerman
                                      1999 Avenue of the Stars
                                      Suite 1250
                                      Los Angeles, CA  90067

                       (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                               The Executor, Mr. William Immerman, is Of
                               Counsel to the law firm of Kenoff & Machtinger.

                       (d) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).





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                                                           Page 4 of 9 Pages
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                       (e)     The Executor has not, during the last five years,
                               been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Executor being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                       (f)     Citizenship:

                               United States.


ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 4.                PURPOSE OF TRANSACTION.

                       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

                       The Executor expects to distribute holdings of Common Stock of the Estate of Stephen Friedman (the "Estate") to the Estate's beneficiaries, Susan Aguado (50%), Kenneth Aguado (25%) and Joan Shapiro (25%) (collectively, the "Beneficiaries"), as soon as practicable.

                       In addition, depending on price, availability, the Executor's evaluation of Kings Road and other factors, the Estate may make purchases of shares of Common Stock in open market or privately negotiated transactions or may alternatively seek to sell its shares of Common Stock in open market or privately negotiated transactions. The Executor reserves the right to increase or decrease its holdings on such terms and at such times as it may decide.




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                                                           Page 5 of 9 Pages
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                       Except as set forth above or in Item 6 of this Schedule
                       13D, the Executor has no plans or proposals which relate to or would result in:

                       (a) The acquisition by any person of additional securities of Kings Road or the disposition of securities of Kings Road;

                       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kings Road or any of its subsidiaries;

                       (c) A sale or transfer of a material amount of assets of Kings Road or any of its subsidiaries;

                       (d) Any change in the present boards of directors or managements of Kings Road, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the boards;

                       (e) Any material change in the present capitalization or dividend policy of Kings Road;

                       (f) Any other material change in Kings Road's business or corporate structure;

                       (g) Changes in Kings Road's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Kings Road by any person;

                       (h) Causing a class of securities of Kings Road to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                       (i) A class of equity securities of Kings Road becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                       (j) Any action similar to any of those enumerated above.




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                                                           Page 6 of 9 Pages
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ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

                       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                       Following the death of Stephen Friedman, Kings Road's then Chief Executive Officer and principal shareholder, in October 1996, the Estate became the beneficial holder of Mr. Friedman's holdings. Mr. William Immerman is the executor of the will of Mr. Friedman. See Exhibit 1 (Letters Testamentary).

                       On December 24, 1997, Kings Road and Morgan Kent Group, Inc. ("Morgan Kent") entered into a Stock Purchase Agreement, dated as of December 11, 1997 (the "Stock Purchase Agreement"), and a side letter relating thereto, dated as of December 11, 1997 (the "Side Letter"), whereby Morgan Kent agreed to purchase 6,374,007 newly-issued shares of Common Stock, providing Morgan Kent with 53% of the shares of Common Stock outstanding after such issuance by Kings Road and purchase by Morgan Kent.

                       In recognition of the benefit that such purchase by Morgan Kent would confer upon the Estate as a stockholder of Kings Road and for other good and valuable consideration, on January 5, 1998, the Executor delivered a letter agreement to Morgan Kent, dated December 11, 1997 (the "Estate Agreement"), whereby the Executor agreed that, except to the extent permitted in accordance with the volume limitations of Rule 144 of the Securities Act of 1933, as amended, for a period of one year from the date of the Stock Purchase Agreement, the Executor will not dispose of any interest of the Estate in any shares of Common Stock other than to the Beneficiaries or to acquire any shares of Common Stock.

                       In addition, the Executor appointed Morgan Kent as its proxy with full power of substitution (the "Proxy Power") to vote and represent all shares of Common Stock registered in the name of the Estate in favor of the execution of the Stock Purchase Agreement and the performance by Kings Road of the transactions contemplated thereby, including the election of Mr. J. Gerald Combs (the chief executive officer of Morgan Kent) and Mr. Combs's nominee to the Board of Directors of Kings Road and the effectuation of a reverse stock split by Kings Road as contemplated in the Side Letter. The Proxy Power is irrevocable but will terminate as of the termination of the Stock Purchase Agreement.




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                                                           Page 7 of 9 Pages
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                       The Beneficiaries agreed, with respect to any shares of
                       Common Stock delivered to the Beneficiaries by the Executor, to be bound by the provisions of the Estate Agreement.

                       The full texts of the Stock Purchase Agreement, the Side Letter and the Estate Agreement are filed herewith as Exhibits 2, 3 and 4, respectively, and are incorporated herein by reference.


ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.


                       Letters Testamentary regarding the Estate of Stephen J. Friedman, aka Stephen Friedman, filed December 16, 1996 (Los Angeles Superior Court).

                       Stock Purchase Agreement, dated as of December 11, 1997, entered into by and between Kings Road and Morgan Kent on December 24, 1997;

                       Side Letter to the Stock Purchase Agreement, dated as of December 11, 1997, entered into by and between Kings Road and Morgan Kent on December 24, 1997; and

                       Letter Agreement, dated as of December 11, 1997, entered into by the Estate, Susan Aguado, Kenneth Aguado and Joan Shapiro, and delivered to Morgan Kent on January 5, 1998.





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                                                           Page 8 of 9 Pages
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                                  January 5, 1998
                                   ---------------------------------------------
                                                       (Date)


                                   /s/ Executor of the Will of Stephen Friedman
                                   ---------------------------------------------
                                                     (Signature)


                                   By:          /s/ William Immerman
                                   --------------------------------------------
                                              William Immerman, Executor


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                                                           Page 9 of 9 Pages
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                                       EXHIBIT INDEX


1. Letters Testamentary regarding the Estate of Stephen J. Friedman, aka Stephen Friedman, filed December 16, 1996 (Los Angeles Superior Court).

2. Stock Purchase Agreement, dated as of December 11, 1997, entered into by and between Kings Road and Morgan Kent on December 24, 1997.

3. Side Letter to the Stock Purchase Agreement, dated as of December 11, 1997, entered into by and between Kings Road and Morgan Kent on December 24, 1997.

4. Letter Agreement, dated as of December 11, 1997, entered into by the Estate, Susan Aguado, Kenneth Aguado and Joan Shapiro, and delivered to Morgan Kent on January 5, 1998.